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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


================================================================================
1. Name and Address of Reporting Person*

Bank of America Corporation
100 North Tryon Street
Bank of America Plaza
Charlotte, NC 28255


================================================================================
2. Date of Event Requiring Statement (Month/Day/Year)

March 6, 2002

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3. IRS or Social Security Number of Reporting Person (Voluntary)



================================================================================
4. Issuer Name and Ticker or Trading Symbol

Comdial Corporation (CMDL)

================================================================================
5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Year)



================================================================================
7. Individual or Joint/Group Filing  (Check applicable line)

   [   ] Form Filed by One Reporting Person

   [ X ] Form Filed by More than One Reporting Person

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see instruction
5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
------------------------------------------------------------------------------------------------------------------------------------
Series B Alternate Rate
Cumulative Covertible
Redeemable Preferred
Stock                    immed.                     Common Stock          1,500,000     1.5 for 1(1)         I         By indirect
                                                                                                                       subsidiary
                                                                                                                       (see attached
                                                                                                                       sheet)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) The conversion price of the derivative security changes upon payments by the issuer to the reporting person to reduce the outstanding principal amount of an existing term loan from the reporting person to the issuer. The adjustment to the conversion price is as follows:

  Term Loan Paydown       Conversion Ratio        Shares of Common Stock Issuable Upon Conversion
  -----------------       ----------------        -----------------------------------------------
         $0                     1.5:1                              1,500,000
    $1.0 million                1.4:1                              1,400,000
    $1.5 million                1.3:1                              1,300,000
    $2.0 million                1.2:1                              1,200,000
    $2.5 million                1.0:1                              1,000,000
    $3.0 million                0.5:1                                500,000

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

             /s/  Amy S. Anderson                     March 18, 2002
            --------------------------------          --------------
            ** Signature of Reporting Person              Date
               Assistant Vice President


Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                       Information Regarding Joint Filers

Designated Filer of Form 3:  Bank of America Corporation

Item 2.  Date of Event Requiring Statement:  March 6, 2002

Item 4.  Issuer Name and Ticker Symbol: Comdial Corporation (CMDL)

                                                Ownership Form                       Nature of Indirect
Designated Filer:                                                                   Beneficial Ownership
Bank of America Corporation                                          Indirect 100% Owner of Reported Shares, as 100%
100 North Tryon Street                             Indirect          Parent of NB Holdings  Corporation,  which is 100%
Bank of America Plaza                                                Parent of Bank of America, N.A.
Charlotte, NC 28255

Joint Filers:

NB Holdings Corporation
100 North Tryon Street                             Indirect          Indirect 100% Owner of Reported Shares, as 100%
Bank of America Plaza                                                Parent of Bank of America, N.A.
Charlotte, NC 28255

Bank of America, N.A.
101 South Tryon Street                             Direct
Bank of America Plaza
Charlotte, NC 28255

                                   SIGNATURES

BANK OF AMERICA CORPORATION

By:      /s/ Amy S. Anderson                              Date:   March 18, 2002
         -----------------------------------
Title:   Assistant Vice President
         -----------------------------------


NB HOLDINGS CORPORATION

By:      /s/ Neil Cotty                                   Date:   March 18, 2002
         --------------------------------------------
Title:   Senior Vice President
         --------------------------------------------


BANK OF AMERICA, N.A.

By:      /s/ Amy S. Anderson                              Date:   March 18, 2002
         -----------------------------------
Title:   Assistant Vice President
         -----------------------------------